Exhibit 99.2

Fresenius Medical Care AG

COMPLETE OVERVIEW OF THE FOURTH QUARTER AND FULL YEAR 2024

February 25, 2025

Investor Relations

phone: +49 6172 609 2525

email: ir@freseniusmedicalcare.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development by segment	page 6
Key metrics	page 7
Reconciliation results (outlook base)	page 8
Outlook 2025	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG

Statement of earnings

	Three months ended December 31,				Twelve months ended December 31,
in € million, except share data	2024	2023	Change	Change at cc	2024	2023	Change	Change at cc
Total revenue	5,085	4,988	1.9%	1.6%	19,336	19,454	-0.6%	0.0%
Total revenue (outlook base) [1]	5,069	4,834		4.9%	19,454	19,049		2.1%

Costs of revenue	3,814	3,638	4.8%	4.5%	14,579	14,529	0.3%	1.0%
Selling, general and administrative expense	840	845	-0.7%	-0.8%	3,143	3,196	-1.7%	-1.2%
Research and development expense	50	66	-24.1%	-24.3%	183	232	-20.9%	-20.9%
Income from equity method investees	(32)	(23)	37.6%	37.6%	(135)	(122)	10.7%	10.7%
Other operating income	(228)	(257)	-11.5%	-11.3%	(760)	(515)	47.5%	47.8%
Other operating expense	382	291	30.9%	29.3%	934	765	22.1%	22.5%
Operating income	259	428	-39.5%	-38.7%	1,392	1,369	1.7%	2.6%
Operating income (outlook base) [1]	489	373		31.0%	1,812	1,540		17.6%

Interest income	(21)	(27)	-21.0%	-24.1%	(72)	(88)	-18.9%	-17.7%
Interest expense	101	112	-9.4%	-10.6%	407	424	-4.1%	-3.8%
Interest expense, net	80	85	-5.7%	-6.4%	335	336	-0.3%	-0.2%
Income before income taxes	179	343	-47.8%	-46.6%	1,057	1,033	2.3%	3.5%
Income tax expense	61	86	-29.4%	-28.6%	316	301	5.2%	6.3%
Net income	118	257	-54.0%	-52.7%	741	732	1.1%	2.3%
Net income attributable to noncontrolling interests	51	69	-25.4%	-25.9%	203	233	-13.1%	-12.8%
Net income attributable to shareholders of FME AG	67	188	-64.4%	-62.5%	538	499	7.8%	9.4%
Net income attributable to shareholders of FME AG (outlook base) [1]	266	154		72.9%	912	644		41.6%

Weighted average number of shares	293,413,449	293,413,449			293,413,449	293,413,449

Basic earnings per share	€0.23	€0.64	-64.4%	-62.5%	€1.83	€1.70	7.8%	9.4%
Basic earnings per ADS	€0.11	€0.32	-64.4%	-62.5%	€0.92	€0.85	7.8%	9.4%

Operating income	259	428	-39.5%	-38.7%	1,392	1,369	1.7%	2.6%
Depreciation, amortization and impairment loss	477	426	12.0%	11.0%	1,743	1,752	-0.6%	0.0%
EBITDA	736	854	-13.8%	-13.9%	3,135	3,121	0.4%	1.1%

In percent of revenue
Operating income margin	5.1%	8.6%			7.2%	7.0%
Operating income margin (outlook base) [1]	9.6%	7.7%			9.3%	8.1%
EBITDA margin	14.5%	17.1%			16.2%	16.0%

1 Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement. For a reconciliation, please refer to the table on page 8.

Statement of earnings	page 2 of 9	February 25, 2025

Segment information

	Three months ended December 31,				Twelve months ended December 31,

	2024	2023	Change	Change at cc	2024	2023	Change	Change at cc
Total
Revenue in € million	5,085	4,988	1.9%	1.6%	19,336	19,454	-0.6%	0.0%
Revenue in € million (outlook base) [1]	5,069	4,834		4.9%	19,454	19,049		2.1%
Operating income in € million	259	428	-39.5%	-38.7%	1,392	1,369	1.7%	2.6%
Operating income in € million (outlook base) [1]	489	373		31.0%	1,812	1,540		17.6%
Operating income margin	5.1%	8.6%			7.2%	7.0%
Operating income margin (outlook base) [1]	9.6%	7.7%			9.3%	8.1%
Days sales outstanding (DSO) [2]					63	67
Employees (headcount)					111,513	119,845

Care Delivery segment
Revenue in € million	3,945	3,976	-0.8%	-1.2%	15,275	15,578	-1.9%	-1.5%
Revenue in € million (outlook base) [1]	3,929	3,812		3.1%	15,337	15,158		1.2%
Operating income in € million	253	515	-50.9%	-50.8%	1,190	1,516	-21.5%	-21.1%
Operating income in € million (outlook base) [1]	419	382		9.7%	1,572	1,477		6.4%
Operating income margin	6.4%	13.0%			7.8%	9.7%
Operating income margin (outlook base) [1]	10.7%	10.0%			10.3%	9.7%
Days sales outstanding (DSO) [2]					53	59

Care Enablement segment
Revenue in € million	1,537	1,380	11.3%	11.3%	5,557	5,345	3.9%	5.1%
Revenue in € million (outlook base) [1]	1,536	1,398		9.9%	5,618	5,353		5.0%
Operating income in € million	71	(42)	n.a.	n.a.	267	(67)	n.a.	n.a.
Operating income in € million
(outlook base)[1]	120	18		548.0%	344	121		184.4%
Operating income margin	4.6%	-3.1%			4.8%	-1.2%
Operating income margin (outlook base) [1]	7.8%	1.3%			6.1%	2.3%
Days sales outstanding (DSO) [2]					95	97

Inter-segment eliminations [3]
Revenue in € million	(397)	(368)	8.0%	7.8%	(1,496)	(1,469)	1.8%	2.1%
Revenue in € million (outlook base) [1]	(396)	(376)		5.5%	(1,501)	(1,462)		2.7%
Operating income in € million	(8)	(1)	748.3%	797.7%	(17)	(13)	30.4%	24.5%
Operating income in € million (outlook base) [1]	(8)	(1)		809.9%	(24)	(13)		89.8%

Corporate
Operating income in € million	(57)	(44)	29.6%	27.4%	(48)	(67)	-28.6%	-27.8%
Operating income in € million (outlook base) [1]	(42)	(26)		55.3%	(80)	(45)		77.1%

1 Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement. For a reconciliation, please refer to the table on page 8.

2 Includes receivables related to assets held for sale.

3 The Company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year- to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term “Constant Currency”.

Segment information	page 3 of 9	February 25, 2025

Balance sheet

	December 31,	December 31,
in € million, except for net leverage ratio	2024	2023
Assets
Cash and cash equivalents	1,180	1,403
Trade accounts and other receivables from unrelated parties	3,367	3,471
Inventories	2,068	2,179
Other current assets	1,308	1,648
Goodwill and intangible assets	16,541	16,012
Right-of-use assets	3,612	3,671
Other non-current assets	5,491	5,546
Total assets	33,567	33,930

Liabilities and equity
Accounts payable to unrelated parties	904	762
Other current liabilities	4,756	5,350
Non-current liabilities	12,138	12,991
Total equity	15,769	14,827
Total liabilities and equity	33,567	33,930

Equity/assets ratio	47%	44%

Debt and lease liabilities
Short-term debt from unrelated parties	2	457
Current portion of long-term debt	575	487
Current portion of lease liabilities from unrelated parties	616	593
Current portion of lease liabilities from related parties	25	24
Long-term debt, less current portion	6,261	6,960
Lease liabilities from unrelated parties, less current portion	3,412	3,419
Lease liabilities from related parties, less current portion	88	110
Debt and lease liabilities included within liabilities directly associated with assets held for sale	9	137
Total debt and lease liabilities	10,988	12,187
Minus: Cash and cash equivalents[1]	(1,185)	(1,427)
Total net debt and lease liabilities	9,803	10,760

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure
Net income	741	732
Income tax expense	316	301
Interest income	(72)	(88)
Interest expense	407	424
Depreciation and amortization	1,536	1,613
Adjustments[2]	450	409
Adjusted EBITDA	3,378	3,391

Net leverage ratio	2.9	3.2

1 Includes cash and cash equivalents included within assets held for sale.

2 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2024: -€23 M; 2023: -€35 M), non-cash charges, primarily related to pension expense (2024: €52 M; 2023: €56 M), impairment loss (2024: €207 M; 2023: €139 M) and special items, including costs related to the FME25 Program (2024: €164 M; 2023: €106 M), Legal Form Conversion Costs (2024: €9 M; 2023: €30 M), Legacy Portfolio Optimization (2024: €113 M; 2023: €128 M) and Humacyte Remeasurements (2024: -€72 M; 2023: -€15 M).

Balance sheet	page 4 of 9	February 25, 2025

Cash flow statement

	Three months ended December 31,		Twelve months ended December 31,
in € million	2024	2023	2024	2023
Operating activities
Net income	118	257	741	732
Depreciation, amortization and impairment loss	477	426	1,743	1,752
Change in trade accounts and other receivables from unrelated parties	30	39	(198)	(126)
Change in inventories	96	42	108	(13)
Change in other working capital and non-cash items	111	(45)	(8)	284
Net cash provided by (used in) operating activities	832	719	2,386	2,629
In percent of revenue	16.4%	14.4%	12.3%	13.5%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(241)	(250)	(699)	(685)
Proceeds from sale of property, plant and equipment	8	11	14	16
Capital expenditures, net	(233)	(239)	(685)	(669)

Free cash flow	599	480	1,701	1,960
In percent of revenue	11.8%	9.6%	8.8%	10.1%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(5)	(14)	(23)	(35)
Investments in debt securities	(17)	(4)	(82)	(102)
Proceeds from divestitures, net of cash disposed	128	147	630	172
Proceeds from sale of debt securities	8	14	75	90
Free cash flow after investing activities	713	623	2,301	2,085

Cash flow	page 5 of 9	February 25, 2025

Revenue development by segment

						Same market
				Change	Organic	treatment
in € million	2024	2023	Change	at cc	growth	growth[1]
Three months ended December 31,
Total revenue	5,085	4,988	1.9%	1.6%	7.4%

Care Delivery segment	3,945	3,976	-0.8%	-1.2%	6.3%	0.7%
Thereof: U.S.	3,359	3,321	1.1%	0.5%	6.8%	0.4%
Thereof: International	586	655	-10.3%	-9.7%	3.6%	1.5%

Care Enablement segment	1,537	1,380	11.3%	11.3%	9.7%

Inter-segment eliminations	(397)	(368)	8.0%	7.8%

Twelve months ended December 31,
Total revenue	19,336	19,454	-0.6%	0.0%	4.1%

Care Delivery segment	15,275	15,578	-1.9%	-1.5%	3.7%	0.3%
Thereof: U.S.	12,798	12,665	1.0%	1.2%	3.7%	-0.1%
Thereof: International	2,477	2,913	-14.9%	-13.3%	3.8%	1.4%

Care Enablement segment	5,557	5,345	3.9%	5.1%	4.8%

Inter-segment eliminations	(1,496)	(1,469)	1.8%	2.1%

1 Same market treatment growth = organic growth less price effects.

Health care services and health care products revenue by segment

	2024				2023
	Care	Care	Inter-		Care	Care	Inter-
	Delivery	Enablement	segment		Delivery	Enablement	segment
in € million	segment	segment	eliminations	Total	segment	segment	eliminations	Total
Three months ended December 31,
Health care services revenue	3,892	—	—	3,892	3,925	—	—	3,925
Health care products revenue	53	1,140	—	1,193	51	1,012	—	1,063
Inter-segment revenue	—	397	(397)	—	—	368	(368)	—
Revenue	3,945	1,537	(397)	5,085	3,976	1,380	(368)	4,988

Twelve months ended December 31,
Health care services revenue	15,085	—	—	15,085	15,394	—	—	15,394
Health care products revenue	190	4,061	—	4,251	184	3,876	—	4,060
Inter-segment revenue	—	1,496	(1,496)	—	—	1,469	(1,469)	—
Revenue	15,275	5,557	(1,496)	19,336	15,578	5,345	(1,469)	19,454

Revenue development by segment	page 6 of 9	February 25, 2025

Key metrics Care Delivery segment

	Twelve months ended December 31, 2024
		Growth	Net change		Growth		Growth
	Clinics	in %	in clinics [1]	Patients	in %	Treatments	in %
Total	3,675	-6%	(250)	299,352	-10%	47,617,071	-8%
Thereof: U.S.	2,624	0%	9	206,436	1%	31,213,447	0%
Thereof: International	1,051	-20%	(259)	92,916	-27%	16,403,624	-20%

1 Net change in clinics (acquired, de novo, combined, closed and sold).

Key metrics	page 7 of 9	February 25, 2025

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook (outlook base)

		Special items								Special items
																	Sum of
																	special
				Legacy			Result		Results				Legacy				items,	Results	Change
			Legal Form	Portfolio	Humacyte		2024	Currency	2024			Legal Form	Portfolio	Humacyte			divestitures	2023	at cc
	Results	FME25	Conversion	Optimiza-	Remeasure-	Sum of	excl. special	translation	(outlook	Results	FME25	Conversion	Optimiza-	Remeasure-		Tricare	and Tricare	(outlook	(outlook
in € million, except share data	2024	Program	Costs	tion[1]	ments	special items	items	effects	base)	2023	Program	Costs	tion[1]	ments	Divestitures[2]	settlement	settlement	base)	base)
Three months ended December 31,
Total revenue	5,085	—	—	—	—	—	5,085	(16)	5,069	4,988	—	—	—	—	37	(191)	(154)	4,834	4.9%
Care Delivery segment	3,945	—	—	—	—	—	3,945	(16)	3,929	3,976	—	—	—	—	27	(191)	(164)	3,812	3.1%
Thereof: U.S.	3,359	—	—	—	—	—	3,359	(21)	3,338	3,321	—	—	—	—	(27)	(191)	(218)	3,103	7.5%
Thereof: International	586	—	—	—	—	—	586	5	591	655	—	—	—	—	54	—	54	709	-16.5%
Care Enablement segment	1,537	—	—	—	—	—	1,537	(1)	1,536	1,380	—	—	—	—	18	—	18	1,398	9.9%
Inter-segment eliminations	(397)	—	—	—	—	—	(397)	1	(396)	(368)	—	—	—	—	(8)	—	(8)	(376)	5.5%

EBITDA	736	68	4	69	7	148	884	(2)	882	854	31	17	57	1	(1)	(181)	(76)	778	13.5%

Total operating income	259	73	4	146	7	230	489	0	489	428	52	17	57	1	(1)	(181)	(55)	373	31.0%
Care Delivery segment	253	29	—	141	—	170	423	(4)	419	515	25	—	32	—	(4)	(186)	(133)	382	9.7%
Care Enablement segment	71	42	0	5	0	47	118	2	120	(42)	27	—	25	—	5	3	60	18	548.0%
Inter-segment eliminations	(8)	—	—	0	—	0	(8)	0	(8)	(1)	—	—	—	—	—	—	—	(1)	809.9%
Corporate	(57)	2	4	0	7	13	(44)	2	(42)	(44)	—	17	0	1	(2)	2	18	(26)	55.3%

Interest expense, net	80	—	—	—	—	—	80	(1)	79	85	—	—	—	—	(2)	—	(2)	83	-4.2%

Income tax expense	61	20	1	16	2	39	100	1	101	86	15	5	36	0	0	(47)	9	95	6.0%

Net income attributable to noncontrolling interests	51	—	—	(8)	—	(8)	43	0	43	69	—	—	0	—	(4)	(24)	(28)	41	3.6%

Net income[3]	67	53	3	138	5	199	266	0	266	188	37	12	21	1	5	(110)	(34)	154	72.9%

Basic earnings per share	€0.23	€0.18	€0.01	€0.47	€0.02	€0.68	€0.91	€0.00	€0.91	€0.64	€0.13	€0.04	€0.07	€0.00	€0.01	€(0.37)	€(0.12)	€0.52	72.9%

Twelve months ended December 31,
Total revenue	19,336	—	—	—	—	—	19,336	118	19,454	19,454	—	—	—	—	(214)	(191)	(405)	19,049	2.1%
Care Delivery segment	15,275	—	—	—	—	—	15,275	62	15,337	15,578	—	—	—	—	(229)	(191)	(420)	15,158	1.2%
Thereof: U.S.	12,798	—	—	—	—	—	12,798	14	12,812	12,665	—	—	—	—	(141)	(191)	(332)	12,333	3.9%
Thereof: International	2,477	—	—	—	—	—	2,477	48	2,525	2,913	—	—	—	—	(88)	—	(88)	2,825	-10.6%
Care Enablement segment	5,557	—	—	—	—	—	5,557	61	5,618	5,345	—	—	—	—	8	—	8	5,353	5.0%
Inter-segment eliminations	(1,496)	—	—	—	—	—	(1,496)	(5)	(1,501)	(1,469)	—	—	—	—	7	—	7	(1,462)	2.7%

EBITDA	3,135	164	9	113	(72)	214	3,349	22	3,371	3,121	106	30	128	(15)	(20)	(181)	48	3,169	6.4%

Total operating income	1,392	180	9	288	(72)	405	1,797	15	1,812	1,369	153	30	204	(15)	(20)	(181)	171	1,540	17.6%
Care Delivery segment	1,190	74	—	301	—	375	1,565	7	1,572	1,516	75	—	96	—	(24)	(186)	(39)	1,477	6.4%
Care Enablement segment	267	104	0	(7)	(28)	69	336	8	344	(67)	78	—	108	—	(1)	3	188	121	184.4%
Inter-segment eliminations	(17)	—	—	(7)	—	(7)	(24)	0	(24)	(13)	—	—	—	—	—	—	—	(13)	89.8%
Corporate	(48)	2	9	1	(44)	(32)	(80)	0	(80)	(67)	0	30	0	(15)	5	2	22	(45)	77.1%

Interest expense, net	335	—	—	—	—	—	335	1	336	336	—	—	—	—	2	—	2	338	-0.6%

Income tax expense	316	50	2	14	(18)	48	364	5	369	301	44	9	65	(4)	(7)	(47)	60	361	2.0%

Net income attributable to noncontrolling interests	203	—	—	(8)	—	(8)	195	0	195	233	—	—	1	—	(13)	(24)	(36)	197	-1.0%

Net income[3]	538	130	7	282	(54)	365	903	9	912	499	109	21	138	(11)	(2)	(110)	145	644	41.6%

Basic earnings per share	€1.83	€0.44	€0.02	€0.97	€(0.18)	€1.25	€3.08	€0.03	€3.11	€1.70	€0.38	€0.07	€0.47	€(0.04)	€(0.02)	€(0.37)	€0.49	€2.19	41.6%

1 2024: mainly comprise gains and losses from divestitures, impairment losses resulting from the measurement of assets held for sale or from write-downs of related non-current assets; 2023: mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed-upon divestitures in 2023.

2 Business impacts from closed divestitures in 2023.

3 Attributable to shareholders of FME AG.

Reconciliation results (outlook base)	page 8 of 9	February 25, 2025

Outlook 2025

Outlook 2025
	Results 2024	(at Constant Currency)
Revenue[1]	€19,336 M	Positive to a low-single digit percentage rate growth
Operating income[1]	€1,797 M	High-teens to high-twenties percentage rate growth

1 Outlook 2025 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2024 and excludes special items. Special items include the costs related to the FME25 Program, the impacts from Legacy Portfolio Optimization, the Legal Form Conversion Costs and the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2024 excluding the costs related to the FME25 Program (€180 M for operating income), the impacts from Legacy Portfolio Optimization (€288 M for operating income), the Legal Form Conversion Costs (€9 M for operating income) and the Humacyte Remeasurements (-€72 M for operating income).

Outlook 2025	page 9 of 9	February 25, 2025